

June 23, 2011

Via E-mail
Mr. Yulu Bai
Chief Executive Officer
China Forestry Industry Group, Inc.
Jun Yue Hua Ting, Building A
3rd Floor, Unit – 1
#58 Xin Hua Road
Guiyang, Guizhou Province 550002
People's Republic of China

> **Re: China Forestry Industry Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **File No. 000-52843**

Dear Mr. Bai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Our Corporate History and Background, page 2

1. Please revise this section to account for the Guizhou Yinyan Wood Company Limited in your corporate history and structure and how it came to hold the "Silvan" trademark.

Reverse Acquisition of Bingwu Forestry, page 2

2. Please revise your disclosure to provide the substance of your response to comment four in our letter dated February 11, 2011 regarding our review of your Form 8-K. Provide a discussion that incorporates the substance of the table previously provided to discuss how you reorganized Aosen Forestry for the purpose of becoming a reporting company with the SEC.

3. You disclose on page three that Mr. Yulu Bai sold his entire ownership interest in Guizhou Silvan Touch Wooden Co., Limited, or GST, on May 28, 2010. On page seven, you disclose that Mr. Bai disposed of his interest in GST to a third party purchaser on September 29, 2009. Please explain this inconsistent disclosure.

Our Growth Strategy, page 5

4. You disclose that one of your growth strategies is to expand your "affiliate flagship stores." Please explain how these retail stores are affiliated or revise your references to "affiliate stores" throughout your disclosure. In this regard, it appears from your disclosure elsewhere that neither you nor any affiliates have the land use rights to lease these stores.

Raw Materials and Suppliers, page 6

5. With regard to the 2,250 hectares of land you purchased please disclose what is currently located on the land. For example, you state that the land is eucalyptus forest land. Disclose the extent to which this land contains eucalyptus trees and the extent to which you intend to plant or cultivate eucalyptus trees or other wooded plants. Discuss what is involved with cultivating and harvesting raw materials from the land. Disclose what trees or plants you intend to harvest as soon as late 2012. In your Management's Discussion and Analysis, discuss the anticipated costs for developing and harvesting this land.

Competition, page 7

6. Disclose who has the land use rights and other required rights to the land that is covered by the joint management agreements with local farmers. Disclose the location of the land and the number of farmers with whom you have joint management agreements. Disclose the termination provisions of the agreements. Disclose the farmers' obligations under the agreements and your ability to enforce the agreements. Disclose whether you are required to register the agreements and if so, disclose the status of the registrations and identify the relevant PRC governmental authority.

Sales and Marketing, page 8

7. We note that you market your products at five branch offices. Please revise your disclosure to discuss whether these branch offices are registered with the appropriate provincial or local PRC government authorities.

Employees, page 9

8. In the last paragraph of this section you state that you are required by Chinese law to make monthly contributions to a state pension plan to cover employees in China with various forms of social insurance. Please revise this section to discuss whether your contributions are up to date and, if not, why not.

PRC Government Regulations, page 10

General Regulations of Business, page 10

9. Please disclose specifically how you have complied with the Laws of Wholly Foreign Owned Enterprises. For example, disclose when your WFOEs obtained the approval certificate from MOFCOM, the amount of your capital contribution and the schedule of payments for the capital contributions, when you registered with the PRC local foreign exchange bureau and when you opened a foreign exchange account.

Patent Protection in China, page 11

10. We note your disclosure regarding intellectual property protection in China including several international conventions that the PRC is a signatory. Please revise your disclosure to plainly state here and in your Risk Factor section that, because China has historically not protected a company's intellectual property to the same extent as the United States, a company doing business in China faces an increased risk of intellectual property piracy.

Dividend Distributions, page 13

11. We note your disclosure in your Form 8-K/A filed on June 9, 2010 that you did not make the required allocation of at least 10% of the annual after-tax profits of your PRC subsidiaries to a statutory general reserve fund and that you plan to wait to fund the reserve fund during the second half of 2011. Please disclose why you plan to wait to fund the reserve fund in the second half of 2011 and not sooner. Disclose any penalties and fines to which you may be subject for non-compliance with this requirement under PRC law. Additionally, please revise your disclosure in Management's Discussion and Analysis to discuss and quantify your past and current actions of not funding your reserve fund, and the impact of the future planned payment in the second half of 2011.

Mergers and Acquisitions, page 13

12. Please revise your disclosure to provide a full discussion of the basis for PRC legal counsel's opinion that the acquisition of Aosen Forestry by Bingwu Forestry, including the Option Agreement between Ms. Ren Ping Tu and Mr. Yulu Bai, does not constitute a round-trip investment. For example, you have not provided analysis of why the fact that the company is not a party to the option agreement would not be covered by "any direct arrangement or series of arrangements which achieves the same effect." You have also not provided an analysis of the significance under PRC law of the fact that Mr. Bai's option to acquire control of the company will not vest until "12 months following the acquisition." Please provide legal analysis including the application of the relevant law to the facts present here.

Risk Factors, page 14

Risks Related to Our Business, page 14

Our business could be adversely affected by reduced levels of cash…, page 15

13. Please revise this risk factor to briefly discuss in greater detail the covenants in place as related to your credit agreements totaling $4,535,830 as of December 31, 2010.

Properties, page 25

14. In this section you state that you have not received the applicable government housing permits for your employee housing. Please revise your disclosure to briefly discuss what steps you have taken to receive approval from the PRC government. For example, disclose whether and when you have submitted the relevant applications. If you have not taken any steps to receive approval, please discuss why.

Management's Discussion and Analysis…, page 29

Results of Operations, page 31

Government grant…, page 32

15. We note your statement that the government grant consists entirely of the value added tax refund during the 2010 period. In this regard;

- Tell us how you account for value added taxes that you pay and that are paid to you from your customers related to the government grant.

- Provide us with the journal entries used to record value added taxes related to the government grant.

- Clarify your revenue recognition policy as it relates to value added taxes related to the government grant.

- Disclose why you received this government grant for value added taxes.

Obligations under Material Contracts, page 34

16. We note your disclosure that, "We are obligated to repay our Chief Executive Officer, Mr. Yulu Bai, RMB 40 million (approximately $6 million) in connection with forestry rights for the 2,250 hectares (approximately 22.5 km^2) of a eucalyptus tree forest in Guizhou province valued at RMB 40 million (approximately $3 million), transferred from Mr. Bai to us on December 10, 2009, to secure our long-term raw material needs…we only repaid Mr. Bai RMB 21,097,452 (approximately $3.2 million) during 2010…we repaid Mr. Bai the remaining RMB18,902,548 (approximately $2.8 million) in March 2011." In this regard;

    - Tell us in detail how you recorded this transaction in your financial statements.

    - Disclose why your US dollar conversion amounts of RMB 40 million is different between the payment to Mr. Bai ($6 million) and the value of the forestry rights ($3 million).

    - Disclose why you agreed to pay Mr. Bai $6,000,000 if the forestry rights are valued at $3,000,000.

    - Tell us if these forestry rights are recorded on the balance sheet. If the forestry rights are recorded on the balance sheet, tell us the value reflected for the forestry rights in your balance sheet.

    - Tell us how you accounted for the difference between the payment of $6,000,000 and the value of $3,000,000.

    - Tell us how you reflected the payments to Mr. Bai in your consolidated statements of cash flows for the year ended December 31, 2010 and the three months ended March 31, 2011.

    - Provide detailed disclosure regarding this transaction in the notes to your financial statement. This disclosure should be in Note 21, Obligations Under Material Contracts and in Note 24, Related Parties Transactions.

17. Please file the following agreements as exhibits:

    - The financial advisory agreement with Asia Regal Financial Capital Group Co., Ltd. and Shenzhen Junwei Investment and Development Co., Ltd; and

- The engagement letter agreement and warrant agreement with CCG Investor Relations Partners LLC.

Basis of Consolidation, page 36

18. We note your statement on page F-9 that, "On May 18, 2010, CBF entered into the Transfer Agreement with the existing stockholders of QAF to acquire 100% equity interest of QAF for $2,488,471. This business combination was accounted for as entities under common control because the majority shareholders of CBF and QAF are the same people." However your disclosure on pages 36, 37 and F-9 still states that the business combination of CBF and QAF was accounted for as a reverse merger. Please revise in this filing and all future filings.

Directors, Executive Officers and Corporate Governance, page 46

Directors and Executive Officers, page 46

19. Please revise the biography of Mr. He, your Chief Financial Officer, to briefly discuss his experience, if any, with U.S. GAAP. If he has none, please disclose his lack of experience with U.S. GAAP here. Lastly, please revise this section to discuss Mr. He's business experience for the last five years. We note he began as senior finance manager with Aosen Forestry in September 2007, or less than four years ago. Refer to Item 401(e) of Regulation S-K.

Financial Statements

Note 2.16 Property and Equipment, page F-11

20. Disclose the depreciation period of all assets that are depreciation for more than 10 years. Discuss your basis for the useful life terms.

Note 3. Income Taxes, page F-18

21. It appears that your effective income tax rate is not zero percent as currently presented. As such, please provide a reconciliation of the statutory rate to the effective rate. Provide all income tax disclosure in accordance with ASC 740-10-50.

Note 18. Stock Options and Warrants, page F-24

22. Please disclose whether Mr. Yulu Bai has exercised his option to acquire 20,500,000 shares of the company's common stock currently owned by Ms. Tu. We note that Mr. Bai may exercise this option 365 days after May 17, 2010.

23. Please disclose the significant assumptions used to value your warrants in accordance with ASC 718-10-50-2(f).

Note 24. Related Parties Transactions, page F-26

24. We note your statement that, "The company sold wooden fiber sheets of $9,835,471 to Guizhou Silvan Touch Wooden Co., Limited for the year ended December 31, 2009. Mr. Yulu Bai ceased his controlling interest on September 29, 2009." In this regard;

- Tell us in detail how Mr. Yulu Bai ceased his controlling interest in Guizhou Silvan Touch Wooden Co., Limited.

- Tell how you accounted for the sale of $9,835,471 worth of wooden fiber sheets to Guizhou Silvan Touch Wooden Co., Limited for the year ended December 31, 2009.

- Tell us if Guizhou Silivan Touch Wooden Co., Limited was ever included in your consolidated financial statements. If so, why.

- If Guizhou Silvan Touch Wooden Co., Limited was not included in your consolidated financial statements, tell us why.

Note 20. Commitments and Contingencies, page F-25

25. We note your statement on page 26 that, "The aggregate monthly payments under these leases total $9,249" In this regard, please tell us why you state that, "Total lease expense for the years ended December 31, 2010 and December 31, 2009 were $nil."

Note 21. Obligations Under Material Contracts, page F-25

26. We note your disclosure on page F-20 of your Form 10-Q filed on May 23, 2011 that, "On August 25, 2006, the Company signed a contract for property under construction, totaling $9,537,975 (RMB 62,665,450). During the three months ended March 31, 2011 and as of March 31, 2011, the Company paid $6,468,699 (RMB 42,500,000) was recorded in deposits and prepaid expenses. The remainder $3,069,276 (RMB 20,165,450) will be paid by the end of 2011." Please include similar discussion regarding this contract in this filing. Also include this contractual obligation in your Contractual Obligations table on page 34 of this filing.

Form 10-Q for Quarter Ended March 31, 2011

General

27. Please address all relevant comments issued on your Form 10-K in your Form 10-Q.

Financial Statements

Significant Estimates, page F-7

28. We note your statement that "The most significant estimates relate to…various
contingent liabilities." However we did not see any contingent liabilities disclosed in
your financial statements. Please disclose all of your contingent liabilities and what they
relate to. Provide us with your proposed disclosure.

Note 19. Commitments and Contingencies, page F-20

29. Tell us why you believe that "Total lease expense for the three months ended March 31,
2011 and 2010 were $0."

Note 23. Related Party Transactions, page F-22

30. You disclose that included in other receivables is an amount due from Mr. Yulu Bai of
$1,444,174 as of March 31, 2011. Please tell us when the company provided the loan to
Mr. Bai, the purpose of the loan, the total amount of the loan and any repayments. We
may have further comments.

Management's Discussion and Analysis…, page 1

Recent Developments, page 2

31. We note that in March 2011 you established Guiyang Silvan Touch for the purpose of
manufacturing and wholesaling of wood flooring. On page F-6 you state that you paid-in
capital for a total of over $9 million dollars. However, in the footnote disclosure on page
F-6 you state that $3 million was put into the new subsidiary (GSTF) and an additional $6
million was put into the immediate parent of the subsidiary (QSTF). The next sentence
seems to add these two capital amounts contributed to the different entities together to
arrive at the statement that the registered capital of parent QSTF increased by $9 million.
Please clarify this transaction by explaining which entities received each amount of
capital and the business purpose of these paid in amounts.

Results of Operations, page 2

Revenue, page 3

32. We note your statement that "During the three months ended March 31, 2011, we sold
approximately 1.1 million square meters of laminate flooring, approximately 512,000
pieces of fiber boards and approximately 5,000 square meters of hard wood flooring, as
compared to approximately 157,000 square meters of laminate flooring and

approximately 510,000 pieces of fiber boards for the three months ended March 31, 2010." Please disclose why the sale of your laminate floors increased by 943,000 square meters, while the sale of your fiber boards decreased by 2000 pieces of fiber boards. Disclose your expectations for future sale of laminate floors and fiber boards. Please refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960; FR-72 at: http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 4

Operating activities, page 5

33. We note your statement on page five that, "Deposits and prepaid expenses increased $1.5 million during the three months ended March 31, 2011 as a result of the company's prepayment of $6.5 million for a property under construction for the expansion of its facilities." In this regard, tell us why the prepayment for property under construction is not included in cash flows from investing activities. Refer to your basis in accounting literature.

Controls and Procedures, page 7

Disclosure Controls and Procedures, page 7

34. In the last paragraph of this section you state that you are seeking an additional financial reporting and accounting staff member with relevant experience with the assistance of an outside consultant. Please revise your disclosure to discuss what specific actions you have taken to identify and hire additional finance and accounting staff. Additionally, please discuss the name and services provided by the consultant hired to assist with this process. We note that your disclosure on this point did not change from your Form 10-K for fiscal year ended December 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have any questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs

Larry Spirgel
Assistant Director

cc: Sent via facsimile to (202) 354-4848
        Dawn Bernd-Schulz
        Pillsbury Winthrop Shaw Pittman LLP